Exhibit 99
----------

                             Certification Required
                by Section 906 of the Sarbanes-Oxley Act of 2002

         Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections
(a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of Grupo Aeroportuario del Sureste, S.A. de C.V. (the "Company") does hereby certify, to such officer's knowledge, that:

         The Annual Report on Form 20-F for the year ended December 31, 2002 (the "Form 20-F") of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.



Dated:  June 25, 2003                          /s/ Kjeld Binger
                                               ---------------------------------
                                               Name: Kjeld Binger
                                               Title: President and Acting
                                               Chief Executive Officer

Dated:  June 25, 2003                          /s/ Adolfo Castro Rivas
                                               ---------------------------------
                                               Name: Adolfo Castro Rivas
                                               Title: Chief Financial Officer

         The foregoing certification is being furnished solely pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of
Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Form 20-F or as a separate disclosure document.

         A signed original of this written statement required by Section 906 has been provided to Grupo Aeroportuario del Sureste, S.A. de C.V. and will be retained by Grupo Aeroportuario del Sureste, S.A. de C.V. and furnished to the Securities and Exchange Commission or its staff upon request.